CUSIP No. 78636X105	13D/A	Page 1 of 14 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(AMENDMENT NO. 2)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

SAExploration Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78636X105

(CUSIP Number)

Brent Whiteley
SAExploration Holdings, Inc.

1160 Dairy Ashford Rd., Suite 160

Houston, TX 77079

(281) 258-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 08, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 78636X105	13D/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS CLCH, LLC
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alaska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 5,329,009 (1)
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 3,269,954 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,933,277 (3) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes (a) 3,269,954 shares directly owned by CLCH, LLC, an Alaska limited liability company, (b) 88,422 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (c) 1,893,692 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, and (d) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements. CLCH, LLC is controlled by Jeff Hastings, who, as its sole manager and the holder of all of its outstanding voting interests, exercises the ultimate voting and investment control over the shares of Common Stock held by CLCH, LLC.
(2)	Includes 3,269,954 shares directly owned by CLCH, LLC.
(3)	Includes (a) the shares described in note (1) above, (b) 83,000 shares directly owned by Jeff Hastings, (c) 37,463 shares issued to CLCH, LLC as representative of the stockholders of the Delaware corporation formerly known as SAExploration Holdings, Inc. (“Former SAE”), which was merged with and into SAExploration Sub, Inc. on June 24, 2013, which are held in escrow and which are not subject to voting proxies, (d) 1,196,846 shares directly owned by Seismic Management Holdings Inc., (e) 491,995 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements, (f) 510,000 shares directly owned by Brian A. Beatty, and (g) 284,964 shares directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Jeff Hastings
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,000 (1)
	8	SHARED VOTING POWER 5,329,009 (2)
	9	SOLE DISPOSITIVE POWER 83,000 (1)
	10	SHARED DISPOSITIVE POWER 3,269,954 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,933,277 (4) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 83,000 shares directly owned by Jeff Hastings.
(2)	Includes (a) 3,269,954 shares directly owned by CLCH, LLC, an Alaska limited liability company, (b) 88,422 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (c) 1,893,692 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, and (d) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements. CLCH, LLC is controlled by Jeff Hastings, who, as its sole manager and the holder of all of its outstanding voting interests, exercises the ultimate voting and investment control over the shares of Common Stock held by CLCH, LLC.
(3)	Includes 3,269,954 shares directly owned by CLCH, LLC.
(4)	Includes (a) the shares described in notes (1) and (2) above, (b) 37,463 shares issued to CLCH, LLC as representative of the Former SAE stockholders, which are held in escrow and which are not subject to voting proxies, (c) 1,196,846 shares directly owned by Seismic Management Holdings Inc., (d) 491,995 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements, (e) 510,000 shares directly owned by Brian A. Beatty, and (f) 284,964 shares directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Seismic Management Holdings Inc.
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 1,196,846 (1)
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 1,196,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,5933,277 (2) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Includes 1,196,846 shares of Common Stock directly owned by Seismic Management Holdings Inc., a corporation organized under the laws of the province of Alberta, Canada. The sole director of Seismic Management Holdings Inc. is Brian A. Beatty, and the sole stockholder of Seismic Management Holdings Inc. is Seismic Management, LLP, an Alaska limited liability partnership. Seismic Management, LLP is controlled by Brian A. Beatty and his wife, Sheri L. Beatty who, together, own all of the outstanding partnership interests in Seismic Management, LLP, and, therefore, exercise the ultimate voting and investment control over such shares of Common Stock owned by Seismic Management Holdings Inc.
(2)	Includes (a) the shares described in note (1) above, (b) 3,269,954 shares directly owned by CLCH, LLC, (c) 83,000 shares directly owned by Jeff Hastings, (d) 88,422 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (e) 1,893,692 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, (f) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements, (g) 37,463 shares issued to CLCH, LLC as representative of the Former SAE stockholders, which are held in escrow and which are not subject to voting proxies, (h) 491,995 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements, (i) 510,000 shares directly owned by Brian A. Beatty, and (j) 284,964 shares directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Seismic Management, LLP
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 1,196,846 (1)
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 1,196,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,933,277 (2) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Includes 1,196,846 shares of Common Stock directly owned by Seismic Management Holdings Inc., a corporation organized under the laws of the province of Alberta, Canada. The sole director of Seismic Management Holdings Inc. is Brian A. Beatty, and the sole stockholder of Seismic Management Holdings Inc. is Seismic Management, LLP, an Alaska limited liability partnership. Seismic Management, LLP is controlled by Brian A. Beatty and his wife, Sheri L. Beatty who, together, own all of the outstanding partnership interests in Seismic Management, LLP, and, therefore, exercise the ultimate voting and investment control over such shares of Common Stock owned by Seismic Management Holdings Inc.
(2)	Includes (a) the shares described in note (1) above, (b) 3,269,954 shares directly owned by CLCH, LLC, (c) 83,000 shares directly owned by Jeff Hastings, (d) 88,422 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (e) 1,893,692 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, (f) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements, (g) 37,463 shares issued to CLCH, LLC as representative of the Former SAE stockholders, which are held in escrow and which are not subject to voting proxies, (h) 491,995 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements, (i) 510,000 shares directly owned by Brian A. Beatty, and (j) 284,964 shares directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Brian A. Beatty
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,001,995 (1)
	8	SHARED VOTING POWER 1,196,846 (2)
	9	SOLE DISPOSITIVE POWER 510,000 (3)
	10	SHARED DISPOSITIVE POWER 1,196,846 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,933,277 (4) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (a) 510,000 shares directly owned by Brian A. Beatty and (b) 491,995 shares held by certain stockholders of the Issuer over which Brian A. Beatty was granted voting control pursuant to revocable voting proxy agreements.
(2)	Includes 1,196,846 shares of Common Stock directly owned by Seismic Management Holdings Inc., a corporation organized under the laws of the province of Alberta, Canada. The sole director of Seismic Management Holdings Inc. is Brian A. Beatty, and the sole stockholder of Seismic Management Holdings Inc. is Seismic Management, LLP, an Alaska limited liability partnership. Seismic Management, LLP is controlled by Brian A. Beatty and his wife, Sheri L. Beatty who, together, own all of the outstanding partnership interests in Seismic Management, LLP, and, therefore, exercise the ultimate voting and investment control over such shares of Common Stock owned by Seismic Management Holdings Inc.
(3)	Includes 510,000 shares directly owned by Brian A. Beatty.
(4)	Includes (a) the shares described in notes (1) and (2) above, (b) 3,269,954 shares directly owned by CLCH, LLC, (c) 83,000 shares directly owned by Jeff Hastings, (d) 88,422 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (e) 1,893,692 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, (f) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements, (g) 37,463 shares issued to CLCH, LLC as representative of the Former SAE stockholders, which are held in escrow and which are not subject to voting proxies, and (h) 284,964 shares directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Sheri L. Beatty
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 1,196,846 (1)
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 1,196,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,933,277 (2) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 1,196,846 shares of Common Stock directly owned by Seismic Management Holdings Inc., a corporation organized under the laws of the province of Alberta, Canada. The sole director of Seismic Management Holdings Inc. is Brian A. Beatty, and the sole stockholder of Seismic Management Holdings Inc. is Seismic Management, LLP, an Alaska limited liability partnership. Seismic Management, LLP is controlled by Brian A. Beatty and his wife, Sheri L. Beatty who, together, own all of the outstanding partnership interests in Seismic Management, LLP, and, therefore, exercise the ultimate voting and investment control over such shares of Common Stock owned by Seismic Management Holdings Inc.
(2)	Includes (a) the shares described in note (1) above, (b) 3,269,954 shares directly owned by CLCH, LLC, (c) 83,000 shares directly owned by Jeff Hastings, (d) 88,422 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (e) 1,893,692 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, and (f) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements. (g) 37,463 shares issued to CLCH, LLC as representative of the Former SAE stockholders, which are held in escrow and which are not subject to voting proxies, (h) 491,995 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements, (i) 510,000 shares directly owned by Brian A. Beatty, and (j) 284,964 shares directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D/A	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS Brent Whiteley
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,964 (1)
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 284,964 (1)
	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,933,277 (2) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 284,964 shares directly owned by Brent Whiteley.
(2)	Includes (a) the shares described in note (1) above, (b) 3,269,954 shares directly owned by CLCH, LLC, (c) 83,000 shares directly owned by Jeff Hastings, (d) 88,422 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (e) 1,893,692 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, (f) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements, (g) 37,463 shares issued to CLCH, LLC as representative of the Former SAE stockholders, which are held in escrow and which are not subject to voting proxies, (h) 1,196,846 shares directly owned by Seismic Management Holdings Inc., (i) 491,995 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements, and (j) 510,000 shares directly owned by Brian A. Beatty.

CUSIP No. 78636X105	13D/A	Page 9 of 14 Pages

 This Schedule 13D/A is being filed as an amendment (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2013 (the “Original 13D”), as amended by an Amendment No. 1 filed with the SEC on May 21, 2014 (“Amendment No. 1”), by CLCH, LLC (“CLCH”), Jeff Hastings (“Mr. Hastings”), Seismic Management Holdings, Inc. (“Seismic Holdings”), Seismic Management, LLP (“Seismic LLP”), Brian A. Beatty (“Mr. Beatty”), Sherri L. Beatty (“Mrs. Beatty”) and Brent Whiteley (“Mr. Whiteley”) (each, a “Reporting Person” and collectively, the “Reporting Persons”) relating to the common stock, par value $0.0001 per share of SAExploration Holdings, Inc., a Delaware corporation, formerly known as Trio Merger Corp. (the “Issuer”).

All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to them in the Original 13D, as amended by Amendment No. 1 (the “Schedule 13D”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented and amended to add the following:

On November 13, 2014, Mr. Beatty acquired 178,805 shares of Common Stock at an average price of $3.99 per share. On November 14, 2014, Mr. Beatty acquired 50,000 shares of Common Stock at an average price of $4.02 per share. On December 08, 2014, Mr. Beatty acquired 100,000 shares of Common Stock at an average price of $3.63 per share. On December 09, 2014, Mr. Beatty acquired 75,000 shares of Common Stock at an average price of $4.07 per share. On December 11, 2014, Mr. Beatty acquired 58,200 shares of Common Stock at an average price of $4.41 per share. On March 24, 2015, Mr. Beatty acquired 10,000 shares of Common Stock at an average price of $3.16 per share. On March 25, 2015, Mr. Beatty acquired 37,995 shares of Common Stock at an average price of $3.15 per share. The acquisitions of such shares, totaling 510,000 in the aggregate (the “Beatty Shares”), were made on the public market using personal funds of Mr. Beatty, who holds such shares directly. CLCH, Mr. Hastings, Seismic Holdings, Seismic LLP, Mrs. Beatty and Mr. Whiteley all have a beneficial interest in the Beatty Shares through their group membership. The Beatty Shares are included in the 7,933,277 aggregate total of shares of Common Stock that are deemed to be beneficially owned by the Reporting Persons as described in Item 5(a).

On December 8, 2014, Mr. Hastings acquired 25,000 shares of Common Stock at an average price of $3.79 per share. The acquisitions of such shares (the “Hastings Shares”), were made on the public market using personal funds of Mr. Hastings, who holds such shares directly. CLCH, Seismic Holdings, Seismic LLP, Mr. Beatty, Mrs. Beatty and Mr. Whiteley all have a beneficial interest in the Hastings Shares through their group membership. The Hastings Shares are included in the 7,933,277 aggregate total of shares of Common Stock that are deemed to be beneficially owned by the Reporting Persons as described in Item 5(a).

Between the dates of September 23, 2014 to December 30, 2014, an aggregate of 107,024 shares of Common Stock, over which Mr. Beatty had voting control pursuant to revocable proxy agreements, were sold by certain stockholders of Former SAE. As a result of such sales of shares, the number of shares over which Mr. Beatty has voting control, pursuant to the above-mentioned proxy agreements, has been reduced from 599,019 to 491,995 shares. These shares are included in the 7,933,277 aggregate total of shares of Common Stock that are deemed to be beneficially owned by the Reporting Persons as described in Item 5(a).

On December 11, 2014 and December 12, 2014, an aggregate of 11,700 shares of Common Stock, over which CLCH had voting control pursuant to irrevocable voting proxy agreements, were sold by certain stockholders of the Issuer. As a result of such sale of shares, the number of shares over which Mr. Hastings has voting control, pursuant to the above-mentioned proxy agreements, has been reduced from 1,905,392 to 1,893,692 shares. These shares are included in the 7,933,277 aggregate total of shares of Common Stock that are deemed to be beneficially owned by the Reporting Persons as described in Item 5(a).

On December 16, 2014, an aggregate of 12,944 shares of Common Stock were released from the escrow of the Merger consideration allocable to holders of certain derivative securities of Former SAE in connection with the exercise of such derivative securities. As a result of the release of such shares, the number of shares allocable to holders of derivative securities of Former SAE which are held in escrow, and over which CLCH has voting control, has been reduced from 101,366 to 88,422 shares. These shares are included in the 7,933,277 aggregate total of shares of Common Stock that are deemed to be beneficially owned by the Reporting Persons as described in Item 5(a).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

CUSIP No. 78636X105	13D/A	Page 10 of 14 Pages

The information set forth in Item 3 hereof is hereby incorporated herein by reference.

The Reporting Persons formed a “group” pursuant to Rule 13(d) under the Exchange Act for voting purposes to satisfy certain regulatory, exchange and contractual requirements. By virtue of the existence of this group, the Issuer is a "controlled company" within the meaning of Rule 4350(c)(5) of the Nasdaq Capital Market and is therefore exempt from certain of the "independent director" requirements of Rule 4350(c).

As a material inducement for Former SAE to enter into the Merger Agreement, certain of the Issuer’s initial stockholders, Eric Rosenfeld, David Sgro, Arnaud Ajdler, Gregory R. Monahan, David Boris, Mark Hauser, Barry Erdos, and Joel Greenblatt (collectively, the “Initial Stockholders”), granted to CLCH at the closing of the Merger an irrevocable proxy and power of attorney (the “Irrevocable Proxy Agreements”) to vote 1,552,500 shares of Common Stock (in the aggregate) so that Mr. Hastings, Mr. Beatty and Mr. Whiteley collectively will have voting control over, whether directly or indirectly, at least 51% of the Common Stock. Furthermore, each such initial stockholder will grant additional irrevocable proxies to CLCH from time to time for the number of shares necessary (except as the result of any sales by Mr. Hastings, Mr. Beatty or Mr. Whiteley) to reach or maintain the 51% threshold. The form of the Irrevocable Proxy Agreement, together with the associated Irrevocable Proxy and Power of Attorney, is attached as Exhibit 4, and is incorporated herein by reference. Certain other stockholders of the Issuer, Mike Scott and Darin Silvernagle, granted proxies to CLCH to vote 76,941 shares of Common Stock, pursuant to revocable voting proxy agreements (the “Revocable Proxy Agreements”). The form of the Revocable Voting Proxy is attached as Exhibit 5, and is incorporated herein by reference. The holders of the Common Stock subject to the proxy agreements described herein will be entitled to receive all dividends and other amounts payable in respect of such stock, and CLCH has no pecuniary interest therein.

The Issuer entered into a registration rights agreement (the “Rights Agreement”) at the closing of the Merger with CLCH, which became an affiliate of the Issuer upon issuance of the Common Stock in the Merger. Under the Rights Agreement, CLCH is entitled to demand that the Issuer register the shares issued to it pursuant to the Merger Agreement under the Securities Act. CLCH can elect to exercise these registration rights at any time after the closing of the Merger. In addition, CLCH has certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of the Merger. A copy of the Rights Agreement is referenced as Exhibit 7 hereto (which incorporates by reference Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013), and is incorporated herein by reference.

Each of Mr. Hastings, Mr. Beatty, and Mr. Whiteley entered into employment agreements with the Issuer in connection with the Merger (the “Employment Agreements”), pursuant to which each may receive grants of equity awards under the SAExploration Holdings, Inc. 2013 Long-Term Incentive Plan (the “Plan”), which was adopted by the Issuer in connection with the Merger. Up to 792,513 shares of Common Stock are available for issuance to employees of the Issuer, including Mr. Hastings, Mr. Beatty and Mr. Whiteley, in accordance with the Plan’s terms. The Employment Agreements are referenced as Exhibits 8 through 10 hereto (which incorporate by reference Exhibits 10.10 through 10.12 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013), and are incorporated by reference herein. The Plan is referenced as Exhibit 11 hereto (which incorporates by reference Exhibit 10.17 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013), and is incorporated by reference herein.

The foregoing descriptions are qualified in their entirety by reference to the Merger Agreement, the Irrevocable Proxy Agreements, the Revocable Proxy Agreements, the Rights Agreement, the Employment Agreements and the Plan.

On January 7, 2014, the Company commenced an offer to exchange warrants to purchase 15.0 million shares of its common stock for up to 1.5 million shares of its common stock (the “Warrant Exchange”). Each warrant holder had the opportunity to receive one share of the Company’s common stock in exchange for every ten outstanding warrants tendered by the holder and exchanged pursuant to the Warrant Exchange offer. On February 14, 2014, the Company issued 1,441,813 shares and paid $52 in cash in lieu of fractional shares in exchange for the 14,418,193 warrants tendered in the Warrant Exchange. Immediately following the Warrant Exchange, there were 14,870,549 shares of Common Stock outstanding, with the Reporting Persons beneficially owning an aggregate of 51.0% of the Company.

In connection with the Warrant Exchange, pursuant to the Irrevocable Proxy Agreements, Arnaud Ajdler, David Boris, Barry Erdos, Mark Hauser, Gregory Monahan, Eric S. Rosenfeld, David D. Sgro and EarlyBirdCapital, Inc. executed Irrevocable Proxies effective as of February 14, 2014, granting CLCH voting control over the 344,787 shares of Common Stock (in the aggregate) they received in the Warrant Exchange. The form of such Irrevocable Proxy is attached as Exhibit 18, and is incorporated herein by reference. Those Irrevocable Proxies are in addition to the Irrevocable Proxies granted by such stockholders in connection with the Merger, which were previously filed as Exhibit 4 to this Schedule 13D.

In addition, Forrest Burkholder, Arturo Mendez, Pablo Mendez, Lloyd Maher, David Siegfried, Margaret Siegfried and Constantine Straub granted proxies to Mr. Beatty effective as of February 13, 2014, to vote an aggregate of 599,019 shares of Common Stock pursuant to Revocable Voting Proxies. The form of such Revocable Voting Proxy is attached as Exhibit 19, and is incorporated herein by reference.

CUSIP No. 78636X105	13D/A	Page 11 of 14 Pages

Mr. Hastings and Mr. Beatty made the acquisitions of the Hastings Shares and the Beatty Shares, respectively, because each believes the Common Stock is undervalued and represents an attractive investment opportunity.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached as Exhibit 1 hereto.

Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, including, without limitation, sales pursuant to the exercise of the registration rights provided by the Rights Agreement described above. As members of management and the board of directors of the Issuer, the individual Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

This Amendment No. 2 assumes that there are 14,922,497 shares of Common Stock outstanding as of the time of filing of Amendment No. 2 hereto in reliance of the Issuer’s Annual Report on Form 10-K filed with the SEC on March 25, 2015. As of the date of filing of this Amendment No. 2 hereto, the Reporting Persons may be deemed to beneficially own an aggregate of 7,933,277 shares of Common Stock, including (i) 3,269,954 shares directly owned by CLCH, (ii) 88,422 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH has voting control as nominee of the Issuer, (iii) 1,893,692 shares held by certain stockholders of the Issuer over which CLCH was granted voting control pursuant to irrevocable voting proxy agreements, (iv) 76,941 shares held by certain stockholders of the Issuer over which CLCH was granted voting control pursuant to revocable voting proxy agreements, (v) 83,000 shares directly owned by Mr. Hastings, (vi) 37,463 shares issued to CLCH as representative of the Former SAE stockholders and held in escrow, which are not subject to voting proxies, (vii) 510,000 shares directly owned by Mr. Beatty, (viii) 1,196,846 shares directly owned by Seismic Holdings, (ix) 491,995 shares over which Mr. Beatty has voting control pursuant to revocable voting proxy agreements, and (x) 284,964 shares directly owned by Mr. Whiteley, collectively representing, as a group, beneficial ownership of approximately 53.16% of the Common Stock as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

CUSIP No. 78636X105	13D/A	Page 12 of 14 Pages

Mr. Hastings has sole power to vote and dispose of 83,000 shares of Common Stock directly owned by him. Mr. Hastings is the sole manager of and holds all of the voting interests in CLCH. Mr. Hastings and CLCH share the power to (i) vote and dispose of 3,269,954 shares of Common Stock directly owned by CLCH, and (ii) direct the vote of 88,422 shares of Common Stock held in escrow and 1,970,633 shares of Common Stock owned by certain other stockholders of the Issuer pursuant to irrevocable and revocable proxies granted to CLCH.

Mr. Beatty has sole power to vote and dispose of 510,000 shares of Common Stock directly owned by him. Mr. Beatty is the sole director of Seismic Holdings, which is wholly-owned by Seismic LLP. Seismic LLP is controlled by Mr. Beatty and Sheri L. Beatty. Seismic Holdings, Seismic LLP, Mr. Beatty and Mrs. Beatty share the power to vote and dispose of 1,196,846 shares of Common Stock directly owned by Seismic Holdings. Mr. Beatty has the sole power direct the vote of 491,995 shares of Common Stock owned by certain stockholders of the Issuer pursuant to revocable proxies granted to him.

Mr. Whiteley has the sole power to vote and dispose of 284,964 shares of Common Stock directly owned by him.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

The following documents are filed as exhibits:

1.*	Joint Filing Agreement, as required by Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, dated as of July 3, 2013, by and among CLCH, LLC, Jeff Hastings, Seismic Management Holdings Inc., Seismic Management, LLP, Brian A. Beatty, Sheri L. Beatty, and Brent Whiteley.

2.	Agreement and Plan of Reorganization, dated as of December 10, 2012, by and among Trio Merger Corp., Trio Merger Sub, Inc., SAExploration Holdings, Inc., and CLCH, LLC (incorporated by reference to Annex A to the Proxy Statement on Schedule 14A filed by the Issuer with the SEC on May 2, 2013).

3.	First Amendment to Agreement and Plan of Reorganization, dated as of May 23, 2013, by and among Trio Merger Corp., Trio Merger Sub, Inc., SAExploration Holdings, Inc., and CLCH, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 28, 2013).

4.*	Form of Irrevocable Proxy Agreement, Irrevocable Proxy and Power of Attorney, dated effective as of June 24, 2013. (1)

5.*	Form of Revocable Proxy Agreement, dated effective as of June 24, 2013. (2)

6.	Intentionally omitted. (3)

7.	Registration Rights Agreement, dated as of June 24, 2013, by and between SAExploration Holdings, Inc. and CLCH, LLC (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

8.	Employment Agreement, dated as of June 24, 2013, by and between SAExploration Holdings, Inc. and Jeff Hastings (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

9.	Employment Agreement, dated as of June 24, 2013, by and between SAExploration Holdings, Inc. and Brian A. Beatty (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

10.	Employment Agreement, dated as of June 24, 2013, by and between SAExploration Holdings, Inc. and Brent Whiteley (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

11.	SAExploration Holdings, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

12.	Limited Power of Attorney.

CUSIP No. 78636X105	13D/A	Page 13 of 14 Pages

13.*	Schedule 1. (1)

14.*	Schedule 2. (2)

15.	Intentionally omitted. (3)

16.	Indemnity Escrow Agreement dated as of June 24, 2013, by and among SAExploration Holdings, Inc., CLCH, LLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

17.

Merger Consideration Escrow Agreement dated as of June 24, 2013, by and among SAExploration Holdings, Inc., CLCH, LLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

18.**	Form of Irrevocable Proxy and Power of Attorney, dated effective as February 14, 2014. (1)

19.**	Form of Revocable Voting Proxy, dated effective as of February 13, 2014. (2)
20.**	Schedule 4. (4)

21.**	Schedule 5. (5)

_____

*Filed with the Original 13D.

**Filed with Amendment No. 1.

(1)	Documents substantially identical in all material respects to the document filed as Exhibit 4 hereto have been entered into with respect to the granting of irrevocable proxies to CLCH, LLC. Pursuant to Instruction 2 of Item 601 of Regulation S-K, Schedule 1, attached as Exhibit 13, sets forth the terms by which such substantially identical documents differ from that filed as Exhibit 4 hereto.

(2)	Documents substantially identical in all material respects to the document filed as Exhibit 5 hereto have been entered into with respect to the granting of revocable proxies to CLCH, LLC and Brian A. Beatty. Pursuant to Instruction 2 of Item 601 of Regulation S-K, Schedule 2, attached as Exhibit 14, sets forth the terms by which such substantially identical documents differ from that filed as Exhibit 5 hereto.
(3)	Intentionally omitted.
(4)	Documents substantially identical in all material respects to the document filed as Exhibit 18 hereto have been entered into with respect to the granting of irrevocable proxies to CLCH, LLC. Pursuant to Instruction 2 of Item 601 of Regulation S-K, Schedule 4, attached as Exhibit 20, sets forth the terms by which such substantially identical documents differ from that filed as Exhibit 18 hereto.
(5)	Documents substantially identical in all material respects to the document filed as Exhibit 19 hereto have been entered into with respect to the granting of revocable proxies to Brian A. Beatty. Pursuant to Instruction 2 of Item 601 of Regulation S-K, Schedule 5, attached as Exhibit 21, sets forth the terms by which such substantially identical documents differ from that filed as Exhibit 19 hereto.

CUSIP No. 78636X105	13D/A	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 22, 2015	CLCH, LLC

	By:	/s/ Jeff Hastings
Name: Jeff Hastings
Title: Manager

Dated as of April 22, 2015	JEFF HASTINGS

/s/ Jeff Hastings
Name: Jeff Hastings

Dated as of April 22, 2015	SEISMIC MANAGEMENT HOLDINGS INC.

	By:	/s/ Brian A. Beatty
Name: Brian A. Beatty
Title: President

Dated as of April 22, 2015	SEISMIC MANAGEMENT, LLP

	By:	/s/ Brian A. Beatty
Name: Brian A. Beatty
Title: Partner

Dated as of April 22, 2015	BRIAN A. BEATTY

/s/ Brian A. Beatty
Name: Brian A. Beatty

Dated as of April 22, 2015	SHERI L. BEATTY

/s/ Sheri L. Beatty
Name: Sheri L. Beatty

Dated as of April 22, 2015	BRENT WHITELEY

/s/ Brent Whiteley
Name: Brent Whiteley